                                              Filed Pursuant to Rule 424(b)(3)
                                              Under the Securities Act of 1933
                                                   Registration Nos.: 333-28825
                                                                      333-36859

      INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT.

                  Subject to completion, dated October 1, 1997

PROSPECTUS SUPPLEMENT
(To Prospectus dated June 20, 1997)

                                1,864,225 Shares

                               HS RESOURCES, INC.

                                  Common Stock

                          ---------------------------

       All of the shares of Common Stock, par value $0.001 per share (the "Common Stock"), of HS Resources, Inc. (the "Company" or "HSR") offered hereby (the "Offering") are being sold by the Selling Stockholder identified herein. See "Selling Stockholder." The Company will not receive any proceeds from the sale of the Common Stock by the Selling Stockholder.

     The Common Stock is traded on The New York Stock Exchange, Inc. (the "NYSE") under the trading symbol "HSE." The last reported sale price of the Common Stock on the NYSE on September 30, 1997 was $17 1/4 per share.

                          ---------------------------

     FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK, SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THE ACCOMPANYING PROSPECTUS.

                          ---------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
   ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=====================================================================================================================
                                                                    UNDERWRITING
                                           PRICE TO                DISCOUNTS AND             PROCEEDS TO SELLING
                                            PUBLIC                 COMMISSIONS(1)               STOCKHOLDER(2)
---------------------------------------------------------------------------------------------------------------------
Per Share.........................            $                          $                            $
---------------------------------------------------------------------------------------------------------------------
Total.............................            $                          $                            $
=====================================================================================================================

(1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Expenses of the Offering, estimated to be approximately $250,000, are payable by the Company. Under certain circumstances, the Selling Stockholder has agreed to pay certain of the Company's expenses incurred in connection with the Offering.

                          ---------------------------

     The shares of Common Stock offered by this Prospectus Supplement are offered by the several Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the shares will be made at the offices of Lehman Brothers Inc.,
in New York, New York on or about October   , 1997.

                          ---------------------------

LEHMAN BROTHERS
                          MERRILL LYNCH & CO.

                                              PETRIE PARKMAN & CO.

               , 1997

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus Supplement and the accompanying Prospectus include and incorporate by reference statements that are not purely historical and are "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including statements regarding the Company's expectations, hopes, beliefs, intentions or strategies regarding the future. All statements other than statements of historical facts included herein or in the accompanying Prospectus or incorporated by reference in the accompanying Prospectus, including without limitation, statements made herein under "Business and Properties" and statements made in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 or Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997 under "Business," "Properties," "Legal Proceedings and Environmental Issues" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," regarding reserves and their values, planned capital expenditures, increases in oil and natural gas production, trends or expectations concerning oil and gas prices, the number and prospective nature of anticipated wells to be drilled in 1997 and thereafter, development potential, refrac potential, infill potential, drillsite potential, exploitation and exploration prospects and leads, drilling prospects, acquisition and consolidation opportunities, divestiture opportunities and the Company's financial position, business strategy and other plans and objectives for future operations, potential liabilities or the expected absence thereof, the potential outcome of environmental matters, litigation and other proceedings are forward-looking statements. All forward-looking statements included herein or in the accompanying Prospectus or incorporated by reference in the accompanying Prospectus are based on information available to the Company on the date hereof, or, with respect to documents incorporated by reference, on the date thereof, and the Company assumes no obligation to update such forward-looking statements. Although the Company believes that the assumptions and expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct or that the Company will take any actions that may presently be planned. There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves and projecting future rates of production and timing of development expenditures, including many factors beyond the control of the Company.

     Many factors may affect the Company's expectations and plans. Capital expenditure and financing plans may change in connection with the success of drilling activities, the general availability of capital, interest rates, and cash flow available from operations. Cash flow available from operations may change depending on costs of materials and services, regulatory burdens and commodity prices. Oil and natural gas prices are volatile, and there are several potentially significant adverse effects to the Company that can result if product prices decline materially. First, lower product prices will adversely impact the Company's cash flow and could cause the Company to (i) curtail its capital program, (ii) borrow additional amounts under its revolving credit agreement, or (iii) issue additional debt or equity securities. Second, lower product prices could cause the borrowing base under the Company's bank credit agreement to be reduced and certain covenant tests to be adversely affected. Third, under rules promulgated by the Securities and Exchange Commission, companies that follow the full cost accounting method are required to make quarterly "ceiling test" calculations. Lower product prices adversely impact the ceiling calculation. Should the Company realize sustained lower product prices, it could be required to write down its oil and gas properties, resulting in a non-cash charge against earnings.

     Certain additional important factors that could cause actual results to differ materially from the Company's forward-looking statements are disclosed under "Risk Factors" in the accompanying Prospectus and under "Business," "Properties," "Legal Proceedings and Environmental Issues," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997, and in the Company's Current Report on Form 8-K filed February 26, 1997, each of which is incorporated by reference in the accompanying Prospectus. All subsequent written or oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by such factors.

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF SHARES OF COMMON STOCK PRIOR TO THE PRICING OF THIS OFFERING FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK AND THE PURCHASE OF SHARES OF COMMON STOCK FOLLOWING THE PRICING OF THIS OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON STOCK OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY

     The information in this Prospectus Supplement is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing or incorporated by reference in the accompanying Prospectus. In determining whether to purchase the shares of Common Stock being offered hereby, prospective investors should consider carefully the information contained in this Prospectus Supplement and the accompanying Prospectus and the information incorporated by reference therein. See "Risk Factors" in the accompanying Prospectus. Certain terms relating to the oil and gas industry are defined in "Certain Definitions" in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, which is incorporated by reference in the accompanying Prospectus. Unless the context otherwise requires, references to "HSR" or the "Company" in this Prospectus Supplement and the accompanying Prospectus include HS Resources, Inc. and its subsidiaries.

                                  THE COMPANY

     HS Resources, Inc. is a leading U.S. independent energy company engaged in the development, acquisition, exploitation, exploration, production and marketing of oil and gas. Pursuant to its value-oriented growth strategy, the Company's experienced management and technical staff have consistently increased reserves, production and net cash flow (as defined herein), both on an absolute and per share basis. Over the past four years the Company has achieved compound annual growth rates of 34%, 40% and 36% in reserves, production and net cash flow, respectively. Reflecting the Company's focus on per share growth as a measure of performance, over the same period HSR's reserves and production, expressed in equivalent barrels per share, have increased at a compound annual growth rate of 15.4% and 14.8%, respectively.

     HSR has created a diversified asset base in four core geographic areas: the Denver-Julesburg ("D-J") Basin, the Mid-Continent, the on-shore area of the Texas-Louisiana Gulf Coast and the Northern Rocky Mountains. In the D-J Basin, the Company has established a substantial production base as a result of its successful execution of a large scale development drilling program and focused acquisitions, primarily in the Wattenberg Field area. Its Mid-Continent presence, which is focused in the Anadarko and Arkoma Basins, was established through the Company's 1996 merger with Tide West Oil Company and enhanced by exploration and production activities. In the Gulf Coast, the Company initiated an active exploration program assembling approximately 300,000 gross acres under its control and acquiring 270 square miles of 3-D seismic data (with an additional 260 square miles to be acquired within the next six months). In the Northern Rocky Mountains, the Company has assembled a 614,000 acre position, primarily in the Williston and Greater Green River Basins. In these four core areas, HSR has in its inventory in excess of 2,000 exploitation and exploration opportunities, along with over 1.2 million gross undeveloped acres. The exploitation opportunities include development and infill drilling, refracturing, recompletion and wellbore deepening projects. The Company believes that each of its four core geographic areas presents opportunities for growth in reserves, production and cash flow.

     At December 31, 1996, the Company reported proved reserves of 142.0 MMBoe, with an estimated pre-tax present value (discounted at 10%) of $1.13 billion. Natural gas constituted approximately 76% of the Company's reserves. Approximately 76% of the Company's proved reserves were classified as developed. At December 31, 1996, the Company operated approximately 74% of its 3,562 wells. During the twelve months ended December 31, 1996 and the six months ended June 30, 1997, the Company generated net cash flow of $56.5 million and $34.2 million, respectively, with average production of 20.9 MBoe and 24.9 MBoe per day, respectively.

     See "Risk Factors" in the accompanying Prospectus for a discussion of certain factors that should be considered in connection with an investment in the Common Stock offered hereby.

                                  THE OFFERING

Common Stock Offered by the Selling
  Stockholder................................  1,864,225 shares
Common Stock Outstanding(1)..................  17,279,255 shares
Use of Proceeds..............................  All proceeds from the Offering will be received by the Selling Stockholder.
New York Stock Exchange Symbol...............  HSE

---------------

(1) Excludes 878,570 shares of Common Stock issuable upon exercise of options and warrants outstanding as of September 30, 1997.

                              SELLING STOCKHOLDER

     Natural Gas Partners, L.P. (the "Selling Stockholder") has been an investor in the Company since 1990 and became a major stockholder as a result of the 1996 merger of Tide West Oil Company into the Company (the "Merger"). The Selling Stockholder is liquidating a portion of its holdings in the Company in accordance with its obligation to its limited partner under the termination provisions of the Selling Stockholder's limited partnership agreement. The remaining shares of Common Stock held by the Selling Stockholder will be distributed to the general partner of the Selling Stockholder and its partners, who have notified the Company of their present intent to continue to hold the shares for investment purposes.

                             SUMMARY FINANCIAL DATA

     The following table presents summary financial data for the Company as of the dates and for the periods indicated. The financial data for the years ended December 31, 1992, 1993, 1994, 1995 and 1996, were derived from the audited consolidated financial statements of the Company. The financial data for the six months ended June 30, 1996 and 1997, have been derived from the Company's unaudited consolidated financial statements. The summary historical financial data are qualified in their entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the related notes thereto, incorporated by reference in the accompanying Prospectus. For additional information relating to the Company's operations, see "Business and Properties."

                                                                                             SIX MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,                       JUNE 30,
                                     ----------------------------------------------------   -------------------
                                       1992       1993       1994       1995       1996       1996       1997
                                     --------   --------   --------   --------   --------   --------   --------
                                         (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)           (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Oil and natural gas sales........  $ 25,950   $ 45,382   $ 58,827   $ 53,394   $107,281   $ 34,962   $ 66,122
  Trading and transportation.......        --         --         --         --     46,373      4,853     56,391
  Other revenues...................     1,683      2,095      1,574      1,946      3,302      1,209      2,811
                                     --------   --------   --------   --------   --------   --------   --------
         Total revenues............    27,633     47,477     60,401     55,340    156,956     41,024    125,324
                                     --------   --------   --------   --------   --------   --------   --------
  Production taxes.................     2,493      4,222      5,134      4,050      8,195      2,690      4,834
  Lease operating expenses.........     2,831      5,470      8,310      9,936     17,692      5,937     12,371
  Cost of trading and
    transportation.................        --         --         --         --     45,699      4,733     55,465
  Depreciation, depletion and
    amortization...................     8,829     15,299     25,079     26,609     42,335     15,192     25,316
  General and administrative
    expenses.......................     1,874      3,123      4,228      4,076      5,642      1,762      3,031
  Interest expense.................     4,039      3,118      7,539     10,219     22,936      7,744     15,376
                                     --------   --------   --------   --------   --------   --------   --------
         Total expenses............    20,066     31,232     50,290     54,890    142,499     38,058    116,393
                                     --------   --------   --------   --------   --------   --------   --------
  Income before provision for
    income taxes and extraordinary
    item...........................     7,567     16,245     10,111        450     14,457      2,966      8,931
  Provision for income taxes.......     2,883      6,189      3,852        176      5,508      1,130      3,403
  Extraordinary item, net of tax...       994         --         --         --         --         --         --
                                     --------   --------   --------   --------   --------   --------   --------
  Net income.......................  $  3,690   $ 10,056   $  6,259   $    274   $  8,949   $  1,836   $  5,528
                                     ========   ========   ========   ========   ========   ========   ========
  Net income per share, assuming
    full dilution..................  $   0.55   $   0.92   $   0.53   $   0.02   $   0.61   $   0.16   $   0.32
                                     ========   ========   ========   ========   ========   ========   ========
  Weighted average number of shares
    outstanding, assuming full
    dilution.......................     6,747     10,938     11,724     11,450     14,769     11,604     17,535
                                     --------   --------   --------   --------   --------   --------   --------
BALANCE SHEET DATA (END OF PERIOD):
  Working capital (deficiency).....  $  3,606   $ 16,221   $ (2,384)  $(16,115)  $ 13,749   $ (7,688)  $ (9,280)
  Oil and gas properties, net......   102,517    184,188    242,009    278,811    652,180    667,573    636,553
  Total assets.....................   120,452    228,260    269,070    302,089    731,285    730,166    722,944
  Long-term debt, net of current
    portion........................    20,640     74,420    103,478    125,537    398,563    399,800    353,222
  Deferred income taxes............     9,868     19,589     23,432     23,604     84,829     80,819     88,231
  Stockholders' equity.............    78,731    113,299    119,358    119,174    192,724    185,462    197,770
OTHER FINANCIAL DATA:
  Net cash provided by (used in)
    operating activities...........  $ 20,469   $ 33,745   $ 36,553   $ 31,179   $ 52,251   $(17,777)  $ 43,735
  Net cash flow(1).................    16,396     31,544     35,190     27,059     56,492     18,158     34,246
  Capital expenditures(2)..........    43,968     59,202     72,169     33,529     41,029     31,039     40,588
  EBITDA(3)........................    20,436     34,662     42,729     37,278     79,428     25,902     49,623

---------------

(1) Net cash flow is defined as net income plus depreciation, depletion and amortization, deferred taxes and extraordinary items. Net cash flow is not a generally accepted accounting principal measure, should not be construed as an alternative to net cash provided by operating activities, and is presented solely as a supplemental disclosure.

(2) Capital expenditures exclude acquisition costs of $1,384,000, $34,697,000, $14,044,000, $29,357,000 and $374,041,000 for the years ended December 31,
    1992, 1993, 1994, 1995 and 1996, respectively, and $372,783,000 and
    $1,918,000 for the six months ended June 30, 1996 and 1997, respectively.

(3) EBITDA, or "earnings before interest, income taxes, extraordinary items, depreciation and amortization," reflects income from operations plus depreciation, depletion and amortization, impairment of proved oil and gas properties, non-recurring costs and exploration expense. EBITDA is not a generally accepted accounting principle measure, but provides supplemental information for evaluating the Company's ability to make payments in respect of its indebtedness. It should not be construed as an alternative to income from operations, net income or cash flow from operations and is presented solely as a supplemental disclosure.

                       SUMMARY OPERATING AND RESERVE DATA

     The following table presents summary operating data and estimated net proved reserves as of the dates and for the periods indicated. For additional information relating to the Company's estimated net oil and natural gas reserves and operating data, see "Business and Properties," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and Notes to Consolidated Financial Statements appearing herein or incorporated by reference in the accompanying Prospectus.

                                                                                           SIX MONTHS
                                              YEAR ENDED DECEMBER 31,                    ENDED JUNE 30,
                               ------------------------------------------------------   ----------------
                                 1992       1993       1994       1995        1996       1996     1997
                               --------   --------   --------   --------   ----------   ------   -------
NET PRODUCTION DATA:
    Oil (MBbls)..............       539        967      1,664      1,582        1,923      766     1,167
    Natural gas (MMcf).......     8,770     14,684     20,108     21,049       34,163   12,054    20,031
    Total (MBoe).............     2,000      3,414      5,015      5,090        7,617    2,775     4,505
  Average Sales Prices:
    Oil (per Bbl)............  $  19.16   $  16.09   $  14.83   $  16.52   $    20.90   $19.78   $ 20.37
    Natural gas (per Mcf)....      1.78       2.03       1.70       1.30         1.96     1.64      2.11
EXPENSE DATA PER BOE:
  Lease operating expense....  $   1.42   $   1.60   $   1.66   $   1.95   $     2.32   $ 2.14   $  2.75
  Production taxes...........      1.25       1.24       1.02       0.80         1.08     0.97      1.07
  General and administrative
    expense..................      0.94       0.91       0.84       0.80         0.74     0.64      0.67
RESERVE DATA:
  Net proved reserves(1)(2)
    Oil (MBbls)..............    11,358     16,300     18,301     19,588       34,614       --        --
    Natural gas (MMcf).......   198,278    252,413    265,278    298,777      644,421       --        --
    Total (MBoe).............    44,405     58,369     62,514     69,384      142,018       --        --
    Present value(1)(2)(3)...  $173,970   $210,537   $230,331   $257,045   $1,130,923       --        --

---------------

(1) As of December 31, 1996, the average year-end prices used for purposes of estimating the Company's net proved reserves, the future net revenues therefrom and the present value of such net revenues were $3.39 per Mcf of natural gas and $24.92 per Bbl of oil. See "Risk Factors -- Volatility of Oil and Natural Gas Prices; Marketability of Production" and "-- Estimation of Reserves" in the accompanying Prospectus and "Properties -- Oil and Gas Reserves" and Note 15 to Consolidated Financial Statements incorporated by reference in the accompanying Prospectus.

(2) Two independent petroleum engineering consulting firms were engaged to review the Company's estimates of its proved reserves as of December 31, 1996. Williamson Petroleum Consultants, Inc. reviewed HSR's D-J Basin, Northern Rocky Mountain and Gulf Coast properties, and Netherland, Sewell & Associates, Inc. reviewed the Company's Mid-Continent reserves. Such estimates were based upon a review of production histories and other geologic, economic, ownership and engineering data provided by or available to the Company. In the aggregate, 78.4% of the value of the Company's proved reserves were reviewed by the two engineering firms. See "Risk
    Factors -- Estimation of Reserves" in the accompanying Prospectus.

(3) Present value is defined as the present value of estimated future net revenues before income taxes, discounted by a factor of 10% per annum, and with no price or cost escalation or de-escalation in accordance with guidelines promulgated by the Securities and Exchange Commission.

                                USE OF PROCEEDS

     The Company will not receive any of the proceeds from the Offering. All of such proceeds will be received by the Selling Stockholder.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June 30, 1997. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and the notes thereto incorporated by reference in the accompanying Prospectus.

                                                              AS OF JUNE 30,
                                                                   1997
                                                              --------------
                                                               (UNAUDITED)
                                                              (IN THOUSANDS)
Current portion of long-term debt...........................     $ 24,439
                                                                 --------
Long-term debt (excluding current portion)..................      353,222
                                                                 --------
Stockholders' equity:
Preferred Stock, $.001 par value, 15,000,000 shares
  authorized; no shares issued and outstanding..............           --
Common Stock, $.001 par value, 30,000,000 shares authorized;
  17,138,564 shares issued and outstanding..................           17
Additional paid-in capital..................................      163,140
Retained earnings...........................................       36,962
Deferred compensation.......................................         (180)
Treasury Stock, at cost, 160,358 shares.....................       (2,169)
                                                                 --------
          Total stockholders' equity........................      197,770
                                                                 --------
          Total capitalization..............................     $575,431
                                                                 ========

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is listed on the NYSE under the symbol "HSE." The following table sets forth, for the periods indicated, the high and low sales price per share for the Common Stock.

                                                              HIGH        LOW
                                                              -----      ------
1995
  First Quarter.............................................  $ 17 1/2   $ 13 3/4
  Second Quarter............................................    16 7/8     13 3/4
  Third Quarter.............................................    15 1/8     13 1/8
  Fourth Quarter............................................    14 7/8     12 5/8
1996
  First Quarter.............................................  $ 13 1/8   $  9 1/4
  Second Quarter............................................    13 1/4     10 3/8
  Third Quarter.............................................    14 1/8     11 3/4
  Fourth Quarter............................................    17 5/8     12 7/8
1997
  First Quarter.............................................  $ 18 3/8   $ 11 1/2
  Second Quarter............................................    15         10 7/8
  Third Quarter.............................................    17 7/8     13 3/16

     On September 30, 1997, the last reported sales price on the NYSE was $17 1/4 per share. As of September 30, 1997, there were approximately 436 holders of record of the Common Stock.

     The Company has never paid any cash dividends on the Common Stock, and the Board of Directors of the Company does not currently intend to declare cash dividends on the Common Stock. The Company instead intends to retain its earnings to support the growth of the Company's business. Any future cash dividends would depend on future earnings, capital requirements and the Company's financial condition and other factors deemed relevant by the Board of Directors. The Company's credit facility currently prohibits payment of dividends, and the indentures governing the Company's outstanding 9 1/4% and 9 7/8% senior subordinated notes due in 2006 and 2003, respectively, also limit the Company's ability to pay dividends.

                            BUSINESS AND PROPERTIES

THE COMPANY

     HS Resources, Inc. is a leading U.S. independent energy company engaged in the development, acquisition, exploitation, exploration, production and marketing of oil and gas. Pursuant to its value-oriented growth strategy, the Company's experienced management and technical staff have consistently increased reserves, production and net cash flow, both on an absolute and per share basis. Over the past four years the Company has achieved compound annual growth rates of 34%, 40% and 36% in reserves, production and net cash flow, respectively. Reflecting the Company's focus on per share growth as a measure of performance, over the same period HSR's reserves and production, expressed in equivalent barrels per share, have increased at a compound annual growth rate of 15.4% and 14.8%, respectively.

     HSR has created a diversified asset base in four core geographic areas: the D-J Basin, the Mid-Continent, the on-shore area of the Texas-Louisiana Gulf Coast and the Northern Rocky Mountains. In the D-J Basin, the Company has established a substantial production base as a result of its successful execution of a large scale development drilling program and focused acquisitions, primarily in the Wattenberg Field area. Its Mid-Continent presence, which is focused in the Anadarko and Arkoma Basins, was established through the Company's 1996 merger with Tide West Oil Company and enhanced by exploration and production activities. In the Gulf Coast, the Company initiated an active exploration program assembling approximately 300,000 gross acres under its control and acquiring 270 square miles of 3-D seismic data (with an additional 260 square miles to be acquired within the next six months). In the Northern Rocky Mountains, the Company has assembled a 614,000 acre position, primarily in the Williston and Greater Green River Basins. In these four core areas, HSR has in its inventory in excess of 2,000 exploitation and exploration opportunities, along with over 1.2 million gross undeveloped acres. The exploitation opportunities include development and infill drilling, refracturing, recompletion and wellbore deepening projects. The Company believes that each of its four core geographic areas presents opportunities for growth in reserves, production and cash flow.

     At December 31, 1996, the Company reported proved reserves of 142.0 MMBoe, with an estimated pre-tax present value (discounted at 10%) of $1.13 billion. Natural gas constituted approximately 76% of the Company's reserves. Approximately 76% of the Company's proved reserves were classified as developed. At December 31, 1996, the Company operated approximately 74% of its 3,562 wells. During the twelve months ended December 31, 1996 and the six months ended June 30, 1997, the Company generated net cash flow of $56.5 million and $34.2 million, respectively, with average production of 20.9 MBoe and 24.9 MBoe per day, respectively.

     The following tables summarize the Company's reserves at December 31, 1996, its undeveloped acreage and production as of and for the six months ended June 30, 1997, and its product mix as a percentage of revenues for the six months ended June 30, 1997.

                                               RESERVES                                         PRODUCTION
                                         AT DECEMBER 31, 1996                             -----------------------
                               ----------------------------------------       GROSS          SIX MONTHS ENDED
                                                      OIL                  UNDEVELOPED         JUNE 30, 1997
                                 OIL       GAS     EQUIVALENT              ACREAGE AT     -----------------------
                               (MBBLS)   (MMCF)      (MBOE)     % TOTAL   JUNE 30, 1997   TOTAL (MBOE)    % TOTAL
                               -------   -------   ----------   -------   -------------   ------------    -------
D-J Basin....................  27,902    415,067     97,080       68.4%       269,363        2,914          64.7%
Mid-Continent................   6,555    225,442     44,128       31.1         34,314        1,579          35.0
Gulf Coast...................      24         75         37        0.0        299,441           12           0.3
Northern Rocky Mountains.....     133      3,837        773        0.5        613,913           --            --
                               ------    -------    -------      -----      ---------        -----         -----
    Total....................  34,614    644,421    142,018      100.0%     1,217,031        4,505         100.0%
                               ======    =======    =======      =====      =========        =====         =====

                                                                 SIX MONTHS ENDED
                                                                  JUNE 30, 1997
                                                            PERCENT OF TOTAL REVENUES
                                                          ------------------------------
                                                          OIL    GAS    LIQUIDS    TOTAL
                                                          ---    ---    -------    -----
D-J Basin.............................................     29%    25%     11%        65%
Mid-Continent.........................................      6     28       0         34
Other.................................................      0      1       0          1
                                                           --    ---      --        ---
Total.................................................     35%    54%     11%       100%
                                                           ==    ===      ==        ===

BUSINESS STRATEGY

     HSR's objective is to maximize shareholder value through aggressive growth in its oil and gas reserves and production. To achieve these objectives, the Company pursues a strategy of (i) building a substantial inventory of development, exploitation and exploration projects, (ii) utilizing state-of-the-art exploration, drilling, completion and production techniques,
(iii) consolidating in core geographic areas while divesting non-core assets,
(iv) maintaining efficient, low cost operations, (v) capturing downstream value, and (vi) maximizing financial flexibility.

     Build a Substantial Inventory of Development, Exploitation and Exploration Projects. The Company intends to continue expanding its substantial portfolio of development, exploitation and exploration projects. HSR has identified approximately 900 development drillsites, over 200 refrac opportunities and 250 potential infill drillsites in the D-J Basin. The lower risk refrac, infill and development projects in the D-J Basin are complemented by relatively higher risk and potentially higher return exploitation and exploration projects in all four of the Company's core areas. Based upon preliminary interpretation of seismic and geologic data, the Company has identified approximately 218 exploitation and development drilling locations in the Mid-Continent area, approximately 62 exploitation and exploration projects and leads in its Gulf Coast project areas and approximately 13 such projects and leads in the Greater D-J Basin.

     Utilize Advanced Techniques to Fully Exploit its Assets. In the D-J Basin, the Company has tested and is using sophisticated fracturing technologies and directional drilling to enhance production and obtain additional reserves from existing wellbores. In order to improve its exploitation and exploration drilling success rates, the Company utilizes 3-D seismic data extensively, including advanced imaging techniques of coherence cube or continuity processing and advanced interpretation and geostatistical techniques. The Company has acquired more than 570 square miles of 3-D seismic data in its core geographic areas and plans to acquire an additional 300 square miles of 3-D seismic data within the next six months. The Company, directly or indirectly, employs or contracts with 27 experienced geologists and geophysicists to develop its projects.

     Consolidate in Core Geographic Areas. The Company continues to pursue its strategy of efficient consolidation in core areas. By effecting consolidation in the D-J Basin, the Company capitalizes on opportunities for further operating and administrative cost efficiencies and improves its product marketing position through control of increased volumes. The Company also believes that further consolidation in the D-J Basin would enable it to utilize existing wellbores instead of drilling new wells to reach reserves that were previously economically stranded by segregation of mineral interests. HSR is pursuing a similar consolidation strategy in various fields and basins in the Mid-Continent area. Equally important to the Company is the selective divestiture of properties that are not a part of its core property set. This asset portfolio management process allows the Company to maximize its efficiency in terms of cost, personnel and expertise.

     Maintain Efficient, Low Cost Operations. The Company is an industry leader in operational efficiencies and field management, historically ranking as one of the lowest cost operators in the United States. For the six months ended June 30, 1997, the Company's general and administrative expenses were $0.67 per Boe, and its lease operating expenses were $2.75 per Boe.

     Capture Downstream Value. The Company seeks to enhance both its margins and operating flexibility through its marketing, trading and transportation business. In July 1997, the Company established a new strategy for marketing its gas production and for conducting its trading business through its wholly-owned subsidiary, HS Energy Services, Inc. ("HSES"). See " -- Recent
Developments -- Natural Gas Marketing and Trading."

     Maximize Financial Flexibility. The Company is committed to maintaining substantial financial flexibility. In funding its growth, HSR has employed a broad array of financing structures, divestitures and asset monetizations. Management currently expects its 1997 capital expenditure budget to be funded by internally-generated cash flow. Since June 30, 1996, the Company's long-term debt has been reduced to approximately $349 million from $399.8 million using the proceeds of asset sales and internally-generated cash flow. Over the same period, floating rate debt as a percentage of total debt has been reduced to 13% from 61%.

RECENT DEVELOPMENTS

  Natural Gas Markets

     Since the beginning of 1996, the market for the Company's D-J Basin gas has strengthened substantially due to several factors. First, the excess supply from Wyoming gas producers has declined as a result of increased demand from West Coast markets. Second, in October 1995 the Colorado Public Utilities Commission approved tariff changes that effectively eliminated transportation costs for D-J Basin gas sold to the Colorado Front Range market, resulting in a transportation cost advantage for D-J Basin producers of approximately $0.40 per MMBtu. Third, the supply of D-J Basin gas has declined over the last two years due to the combination of reduced drilling in the D-J Basin and natural production declines. The average gas price received by the Company for its D-J Basin production has increased from $1.28 per Mcf in 1995 to $1.90 per Mcf in 1996 and to $2.08 per Mcf in the six months ended June 30, 1997. In addition, expansion of pipeline capacity has begun, which is expected to be available in the Fall of 1997. The pipeline capacity will provide additional transportation outlets for Wyoming producers to markets other than the Colorado Front Range and provide Colorado Front Range producers access to other markets. The Company believes that these developments will further reduce the disparity between D-J Basin pricing and pricing generally available elsewhere in the United States.

     During the first nine months of 1997, the average gas price received by the Company was $2.05 per Mcf compared to $1.67 per Mcf for the same period last year. Prices available to the Company for forward sales deliveries during the upcoming winter season have been higher than these averages. The Company has moved to capture these higher prices by entering into forward sales agreements on a significant portion of its gas production. The Company has hedged approximately 60% of its overall gas production for the fourth quarter of 1997 at an average price of approximately $2.57 per Mcf.

     For more information concerning the volatility of natural gas prices, see "Risk Factors -- Volatility of Oil and Natural Gas Prices; Marketability of Production" in the accompanying Prospectus.

  Acquisitions and Divestitures

     The Company is committed to strategic rationalization of assets in each of its core areas either through consolidation, diversified acquisitions or divestitures of non-core properties. The Company has aggressively pursued these objectives, resulting in two significant dispositions, several smaller tactical acquisitions, the screening of numerous acquisition opportunities and the identification and marketing of two other disposition packages.

     Divestitures. During 1997, the Company has sold non-strategic, non-core properties in two transactions for an aggregate of $34.1 million in cash as well as certain properties. The divested properties generated $5.4 million of net operating cash flow and approximately 8 MMcf per day of gas in 1996.

     Acquisitions. The Company is pursuing a number of acquisition opportunities, including consolidation in the D-J Basin. The Company believes that it has a competitive advantage in capturing and maximizing the value of certain D-J Basin properties as a result of the unique location of the Company's existing base of more than 2,000 Wattenberg producing wells. These wells would provide access to reserves that are economically stranded by segregation of mineral interests. The Company's substantial D-J Basin infrastructure, experienced operating personnel, low operating costs, significant gas marketing position, and 15-year operating history in the area, resulting in superior technical and operating knowledge, may also provide a competitive advantage in capturing and maximizing the value of acquired properties. The Company also believes that ultimate value maximization in the Wattenberg Field area will result from a combination of the Company's assets, technical expertise and substantial operating base with those of other asset owners in the area. Value maximization can be achieved either through direct ownership or a shared value arrangement.

  Natural Gas Marketing and Trading

     In July 1997 the Company established a new strategy for marketing its natural gas production through its wholly-owned subsidiary, HSES, which purchases and markets all of the Company's natural gas production. HSES has a five-part mission: (i) sell the equity gas of the Company at the greatest price possible, (ii) execute the risk management strategy of the Company, (iii) market value-added energy services to industrial, commercial and utility users in the Mid-Continent and Colorado Front Range areas, (iv) take advantage of arbitrage opportunities that arise among the various basins in which the Company produces and (v) purchase and resell third party gas to assist in the achievement of these goals.

     HSES has committed most of the Company's equity production from the D-J Basin to variable price term contracts with a large number of customers in response to the unique transportation and pricing circumstances for D-J Basin gas. Prior to the integration of the Company's Mid-Continent and Colorado Front Range marketing operations, the Company followed a marketing strategy that included a significant component of fixed-price term contracts as a means of managing its forward price risks. That strategy reflected the high concentration of assets in the D-J Basin and, because there was no well-established D-J Basin gas price index, the Company's inability to hedge price and basis risk. Because the Company can now supplement its obligations in either the D-J Basin or the Mid-Continent with supply from the other area, HSES now has increased flexibility to enter into and hedge fixed quantity, floating price agreements in which the price is tied to index prices applicable to sales of its D-J Basin gas.

  D-J Basin Projects

     Wattenberg Field Area. The Company has drilled 50 wells in the Wattenberg Field since the beginning of the year, accounting for approximately 5.2 MMcf of gas and 1,200 Bbls of oil production per day as of September 30, 1997. HSR has in inventory 900 development drillsites, of which 604 are included in proved undeveloped reserves. In addition, the Company has identified approximately 240 recompletion opportunities in Wattenberg and at least 250 potentially economic infill drillsites.

     The Company is currently studying its ability to increase Codell production from existing wells through a process of restimulating (or "refracing") the currently producing formation. The Company has recently conducted a pilot program consisting of 10 refrac projects, all of which were successful. Through the refrac process, the Company restimulated each well to achieve production levels, reserve increases and decline profiles approaching the well's initial characteristics. The Company believes that there are more than 200 opportunities for this type of well stimulation. In addition, gas production from many of the refrac candidates generate Section 29 tax credits of approximately $0.60 per Mcf, which the Company monetizes under its existing Section 29 monetization arrangements.

     Greater D-J Basin. The Greater D-J Basin, in which the Company owns rights to more than 195,000 gross undeveloped acres, provides HSR with significant exploitation and exploration potential through the use of advanced technologies such as 3-D seismic continuity processing and geostatistical analysis. In 1997, the Company drilled and completed nine wells, currently producing approximately 1,000 Bbls per day of oil and 1.6 MMcf per day of gas. The Company has 13 active projects and leads in this area under review by its geotechnical staff.

  Mid-Continent Projects

     The Company has identified over 200 potential development and exploitation drilling opportunities and 84 recompletion opportunities in the Mid-Continent. In 1997, the Company has participated in the drilling of 21 wells and performed 15 recompletions (primarily as non-operator) adding approximately 4 MMcf per day of gas net to the Company as of September 30, 1997. The Company is committed to drilling 11 wells and undertaking eight recompletions as operator and to participating in the drilling of five wells as non-operator.

     In the Anadarko Basin, the Company owns interests in 664 wells in numerous fields, including Mocane-Laverne, Bivins Ranch, Bishop and Watonga, each of which provides potentially attractive exploitation opportunities. The Company has identified approximately 51 drilling opportunities and 30 recompletions in these four fields. After analyzing 13 square miles of 3-D seismic data in Bivins Ranch, the Company plans to drill at least two wells by year end. If these wells are successful, the Company would likely drill up to six more wells in Bivins Ranch in 1998.

     In the Arkoma Basin, the Company owns interests in 374 wells in the Kinta, Bokoshe, Russellville, Wilburton and other fields. In those four fields alone, the Company has identified approximately 129 drilling and 22 recompletion opportunities.

     Other areas present additional opportunities. For example, with the use 3-D seismic data, the Company has identified further drilling opportunities at La Reforma Field in northwestern Hidalgo County, Texas, in which the Company owns interests in a 5,100 acre contiguous block. As part of its remaining 1997 projects, the Company plans to drill one additional well in this field and may drill additional wells in 1998.

  Gulf Coast Projects

     The Company's on-shore Gulf Coast activity is focused in southwest Louisiana and southeast Texas. To date the Company has acquired over 270 square miles of 3-D seismic data and is in the process of acquiring more than 260 additional square miles of data.

     One well has been drilled in the Roanoke project area resulting in a discovery at the HSR Kratzer #1. The Company has a 30.4% working interest in this well, which tested at a rate of 5.2 MMcf of gas and 145 Bbls of condensate per day. The well is currently waiting for pipeline hookup.

     The four wells drilled in the South Devillier project area have resulted in one discovery, the HSR Cooper #2. The Company has a 50% working interest in this well, which was put on line in early June 1997. This well is currently producing 5 MMcf of gas and 150 Bbls of condensate per day from the Vicksburg formation. As the result of a limited reservoir, the Company has revised its estimates of reserves downward to 0.3 MMBoe.

     Drilling in the Buhler project area has yielded eight discoveries from 10 wells. Though the Company's working interest is relatively small in the 76 square mile Buhler program, the technology gained from the program has provided the basis for developing three additional project areas, in which the Company's working interests range from 25% to 50%. For example, the North Gillis program in Calcasieu Parish, Louisiana, in which the Company has a 37.5% working interest, is a direct offset and analog to the successful Buhler program. This program is targeting Hackberry and Yegua sands and the 3-D seismic survey is estimated to be complete through geophysical processing by year end with drilling to commence in the first half of 1998.

     The Company has a 25% working interest in the Iowa/Welsh 3-D project operated by Sonat Exploration, Inc. in Jefferson Davis Parish, Louisiana. The 135 square mile 3-D seismic survey is anticipated to be completed by year end 1997 with initial drilling to follow in late 1998.

     At the Port Barre project in St. Landry Parish, Louisiana, the Company is in the field acquisition phase of a 55 square mile 3-D seismic survey. The 3-D seismic data acquisition is anticipated to be completed in December, 1997 with initial drilling expected to commence in the second half of 1998. The Company has a 100% working interest in the Port Barre program.

     The Company has acquired 13 square miles of 3-D seismic data in its Jennings project area. The Haber #1, operated by the Company, is currently being drilled and is expected to reach total depth by Mid-October. The Company has a working interest of 37.5% in the Jennings project area.

  Northern Rocky Mountain Projects

     The Company's strategic focus for the Northern Rocky Mountain area is to optimize production, fund exploratory activity through joint ventures, and continue evaluation of undeveloped acreage. The Company has entered into agreements with several operators with specific areas of technological or operational expertise to evaluate and exploit certain of its large acreage positions. By year end, the Company expects this effort to have resulted in the drilling of up to seven wildcats and the acquisition of 50 square miles of 3-D seismic data.

     For example, the Company has entered into an agreement with Union Pacific Resources Company ("UPRC") on over 300,000 gross acres in Daniels County, Montana in the Williston Basin. Through the agreement, UPRC will drill at least two dual-lateral horizontal wells in 1997. The first well reached its objective and is awaiting completion. Drilling for the second well is expected to commence during the fourth quarter.

     In the central portion of the Williston, in Richland and Roosevelt County, Montana, HSR has entered into joint venture agreements with experienced local operators. These agreements will result in the drilling of two wells and 32 square miles of 3-D seismic data. The seismic data has been acquired and is awaiting interpretation, and the first well is nearing its targeted depth.

     The Company retains a significant acreage position in the Greater Green River Basin. This is one of the most active areas in the Northern Rocky Mountain area where new geophysical, drilling and completion technologies are unlocking new, high-potential play concepts.

                              SELLING STOCKHOLDER

     The following table sets forth certain information regarding the Selling Stockholder's beneficial ownership of Common Stock as of September 30, 1997, the number of shares being offered by the Selling Stockholder in the Offering and the number and percentage of the outstanding shares to be owned by the Selling Stockholder after the Offering, assuming all of the shares offered hereby are sold.

                             SHARES OF COMMON STOCK        NUMBER OF       SHARES OF COMMON STOCK
                               BENEFICIALLY OWNED           SHARES           BENEFICIALLY OWNED
                              PRIOR TO OFFERING(1)      OFFERED HEREBY     AFTER THE OFFERING(1)
                            ------------------------   FOR STOCKHOLDER'S   ----------------------
 NAME OF BENEFICIAL OWNER    NUMBER       PERCENTAGE        ACCOUNT        NUMBER      PERCENTAGE
 ------------------------   ---------     ----------   -----------------   -------     ----------
Natural Gas Partners,
  L.P.(2).................  2,183,706       12.6%        1,864,225         319,481     1.8%

---------------

(1) Includes 7,500 shares subject to issuance within 60 days after September 30, 1997, upon the exercise of options granted under the Company's 1993 Directors' Plan to Kenneth A. Hersh and subsequently assigned by Mr. Hersh to the Selling Stockholder.

(2) Under the rules of the Securities and Exchange Commission, G.F.W. Energy, L.P., the sole general partner of Natural Gas Partners, L.P., and its sole general partner, R. Gamble Baldwin, may also be deemed to be beneficial owners of the Common Stock held by the Selling Stockholder.

     Kenneth A. Hersh is a member of the board of directors of the Company and a manager of the Natural Gas Partners funds, including the Selling Stockholder. The Selling Stockholder has been an investor in the Company since 1990, when it acted as a subordinated lender to the Company and acquired warrants to purchase 740,262 shares of Common Stock. The Selling Stockholder became a major stockholder of the Company as a result of the 1996 merger of Tide West Oil Company ("Tide West") into the Company, acquiring 2,864,225 shares of Common Stock in exchange for its Tide West shares. The Selling Stockholder has exercised (by cashless exercise) all of its warrants, at an exercise price of $10.00 per share.

     The Selling Stockholder is liquidating a portion of its holdings in the Company in accordance with its obligations to its limited partner under the termination provisions of the Selling Stockholder's limited partnership agreement. Net proceeds from the sale of the Common Stock offered hereby will be used by the Selling Stockholder to make a liquidating distribution to its limited partner. The remaining shares of Common Stock held by the Selling Stockholder will be distributed by the Selling Stockholder to its general partner.

     Pursuant to a voting agreement between the Company and the Selling Stockholder executed in connection with the Company's merger with Tide West, the Company is obligated to nominate a designee of the Selling Stockholder to the Company's Board of Directors. Following the Merger, the Company's Board of Directors appointed Mr. Philip B. Smith, the designee of the Selling Stockholder, as a director of the Company. The provisions of the voting agreement obligating the Company to nominate the Selling Stockholder's designee will terminate upon the completion of the Offering. Consequently, the Company will not be obligated to nominate a designee of the Selling Stockholder to the Company's board of directors upon the expiration of Mr. Smith's term in 1998.

     Under certain circumstances, the Selling Stockholder has agreed to pay certain of the Company's expenses incurred in connection with the Offering. For additional information concerning the Selling Stockholder and its transactions with the Company, see "Selling Stockholder" in the accompanying Prospectus.

                                  UNDERWRITING

     The Underwriters of the Offering (the "Underwriters"), for whom Lehman Brothers Inc. ("Lehman"), Merrill Lynch, Pierce, Fenner & Smith Incorporated and Petrie Parkman & Co. are serving as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions of the underwriting agreement (the "Underwriting Agreement"), to purchase from the Selling Stockholder, and the Selling Stockholder has agreed to sell to the Underwriters, the aggregate number of shares of Common Stock set forth opposite their respective names below:

                                                               NUMBER
                        UNDERWRITERS                          OF SHARES
                        ------------                          ---------
Lehman Brothers Inc.........................................
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........
Petrie Parkman & Co.........................................
                                                               ------
          Total.............................................
                                                               ======

     The Underwriting Agreement provides that the obligations of the Underwriters to purchase shares of Common Stock are subject to the approval of certain legal matters by counsel and to certain other conditions and that if any of the foregoing shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all the shares of Common Stock agreed to be purchased by the Underwriters pursuant to the Underwriting Agreement must be so purchased.

     The Company and the Selling Stockholder have been advised that the Underwriters propose to offer shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain selected dealers (who may include the Underwriters) at
such public offering price less a selling concession not to exceed $       per
share. The selected dealers may reallow a concession not to exceed $       per
share to certain brokers and dealers. After the initial offering of the Common Stock, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the Underwriters.

     The Company, certain of its subsidiaries, and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to the payments the Underwriters may be required to make in respect thereto.

     In connection with the Offering, the Company has agreed not to, directly or indirectly, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable for Common Stock for a period of 45 days after the date the shares of Common Stock are delivered to the Underwriters pursuant to the Offering (the "Delivery Date") without the prior written consent of Lehman. In addition, the Selling Stockholder has agreed not to, directly or indirectly, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable for Common Stock for a period of 90 days after the Delivery Date without the prior written consent of Lehman. Such restrictions will not apply to any shares purchased in the Offering or otherwise on the open market. In addition, the restrictions on transfer placed on the Selling Stockholder will not apply to the distribution of the remaining shares of Common Stock held by the Selling Stockholder to its general partner and its partners.

     The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters to bid for and purchase shares of Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     If the Underwriters create a short position in the Common Stock in connection with the Offering (i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus Supplement), the Representatives may reduce that short position by purchasing Common Stock in the open market.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     Lehman has provided financial advisory services to the Company and to entities related to the Company and may in the future provide financial advisory services to the Company or such other entities, for which they have received or expect to receive customary fees.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby has been passed upon by Davis, Graham & Stubbs LLP, Denver, Colorado. Certain matters have been passed upon for the Underwriters by Akin, Gump, Strauss, Hauer & Feld, L.L.P., Dallas, Texas.

PROSPECTUS

                                3,175,701 SHARES

                               HS RESOURCES, INC.

                                  COMMON STOCK

                       OFFERED BY THE SELLING STOCKHOLDER

     The shares of Common Stock, $.001 par value ("Common Stock"), of HS Resources, Inc. (the "Company" or "HSR") offered by this Prospectus (the "Shares") are for the account of a certain stockholder of the Company (the "Selling Stockholder"). The Company will receive none of the proceeds from the sale of the Shares. The Selling Stockholder directly, through agents designated from time to time, or through dealers or underwriters also to be designated, may sell the Shares from time to time on terms to be determined at the time of sale. To the extent required, the specific Shares to be sold, the terms of the offering, including price, the names of any agent, dealer or underwriter, and any applicable commission, discount or other compensation with respect to a particular sale will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution" and "Selling Stockholder."

     The Company's Common Stock is listed on The New York Stock Exchange (Symbol: "HSE"). The Shares have been listed on such exchange.
     SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OFFERED HEREBY.

                          ---------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
           AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          ---------------------------

     The Selling Stockholder and any broker-dealer, agents or underwriters that participate with the Selling Stockholder in the distribution of the Shares may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commission received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution" for indemnification arrangements regarding the sales by the Selling Stockholder. The Company has paid substantially all of the costs of this offering, estimated at $35,000.

                  THE DATE OF THIS PROSPECTUS IS JUNE 20, 1997

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR IN ANY ACCOMPANYING PROSPECTUS SUPPLEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, AGENT OR DEALER. THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY ACCOMPANYING PROSPECTUS SUPPLEMENT, NOR ANY SALE MADE THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE THE IMPLICATION THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THEIR RESPECTIVE DATES.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Available Information.......................................    2
Incorporation of Certain Documents by Reference.............    3
The Company.................................................    5
Risk Factors................................................    6
Use of Proceeds.............................................    9
Selling Stockholder.........................................   10
Plan of Distribution........................................   11
Validity of Securities......................................   11
Experts.....................................................   11

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Company is currently subject to the periodic reporting and other informational requirements of the Exchange Act. Such reports and other information may be inspected and copied at the public reference facilities of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the following Regional Offices: 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Commission by mail at prescribed rates. Requests should be directed to the Commission's Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a website at http://www.sec.gov that contains reports, proxy statements, and other information. HSR's Common Stock is listed on The New York Stock Exchange (the "NYSE"). Reports, proxy and information statements and other information relating to HSR can be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005. Any such request and requests for the agreements summarized herein should be directed to James M. Piccone, Secretary, HS Resources, Inc., 1999 Broadway, Suite 3600, Denver, Colorado 80202, telephone
(303) 296-3600.

     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act with respect to the Shares. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement in accordance with the rules and regulations of the Commission, and reference is hereby made to the

Registration Statement and the exhibits thereto for further information with respect to the Company and the Shares.

     The Registration Statement and the exhibits thereto can be obtained from or inspected and copied at the public reference facilities maintained by the Commission as described above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K as amended by the Company's Form 10-K/A-1 for the year ended December 31, 1996, Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 and Current Report on Form 8-K, filed February 26, 1997, are incorporated by reference in this Prospectus. All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities registered hereunder shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

     Upon request, the Company will provide without charge to each person to whom a copy of this Prospectus has been delivered a copy of any documents incorporated by reference herein (other than exhibits unless the exhibits are specifically incorporated by reference into this Prospectus). Requests should be directed to James M. Piccone, Secretary, HS Resources, Inc., 1999 Broadway, Suite 3600, Denver, Colorado 80202.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus includes and incorporates by reference statements that are not purely historical and are "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act, including statements regarding the Company's expectations, hopes, beliefs, intentions or strategies regarding the future. All statements other than statements of historical facts included or incorporated by reference in this Prospectus, including without limitation, statements made herein under "Risk Factors" and statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 under "Business," "Properties," "Legal Proceedings and Environmental Issues" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," regarding reserves and their values, planned capital expenditures, increases in oil and natural gas production, trends or expectations concerning oil and gas prices, the number and prospective nature of anticipated wells to be drilled in 1997 and thereafter, development potential, infill potential, drillsite potential, exploitation and exploration prospects and leads, drilling prospects, consolidation opportunities and the Company's financial position, business strategy and other plans and objectives for future operations, potential liabilities or the expected absence thereof, the potential outcome of environmental matters, litigation and other proceedings are forward-looking statements. All forward-looking statements included or incorporated by reference in this Prospectus are based on information available to the Company on the date hereof, or, with respect to documents incorporated by reference, on the date thereof, and the Company assumes no obligation to update such forward-looking statements. Although the Company believes that the assumptions and expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct or that the Company will take any actions that may presently be planned. There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves and projecting future rates of production and timing of development expenditures, including many factors beyond the control of the Company.

     Many factors may affect the Company's expectations and plans. Capital expenditure and financing plans may change in connection with the success of drilling activities, the general availability of capital, interest rates, and cash flow available from operations. Cash flow available from operations may change depending on costs of materials and services, regulatory burdens and commodity prices. Oil and natural gas prices are volatile, and there are several potentially significant adverse effects to the Company which can result if product prices decline materially. First, lower product prices will adversely impact the Company's cash flow and could cause the Company to (i) curtail its capital program, (ii) borrow additional amounts under its revolving credit agreement, or (iii) issue additional debt or equity securities. Second, lower product prices could cause the borrowing base under the Company's bank credit agreement to be reduced and certain covenant tests to be adversely affected. Third, under rules promulgated by the Commission, companies that follow the full cost accounting method are required to make quarterly "ceiling test" calculations. Lower product prices adversely impact the ceiling calculation. Should the Company realize sustained lower product prices, it could be required to write down its oil and gas properties, resulting in a non-cash charge against earnings.

     Certain additional important factors that could cause actual results to differ materially from the Company's forward-looking statements are disclosed herein under "Risk Factors," under "Business," "Properties," "Legal Proceedings and Environmental Issues," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and in the Company's Current Report on Form 8-K filed February 26, 1997, each of which is incorporated by reference herein. All subsequent written or oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by such factors.

                                  THE COMPANY

     HS Resources, Inc. is a leading United States independent energy company engaged in the development, acquisition, exploitation, exploration, production and marketing of oil and natural gas. Through its experienced management and technical staff, the Company has consistently increased reserves and production and has established itself as one of the most efficient operators in the industry. HSR has created a diversified asset base in three core geographic areas: the Denver-Julesburg Basin (the "D-J Basin") of the Rocky Mountains, the Anadarko and Arkoma Basins of the Mid-Continent and the on-shore Gulf Coast area. It has done so by executing a large scale development drilling program focused in the Wattenberg Field area of the D-J Basin and through the acquisition of all the D-J Basin properties owned by Basin Exploration, Inc. (the "Acquisitions"), the merger with Tide West Oil Company (the "Merger") and the formation of Gulf Coast joint ventures. The Company believes that each core geographic area presents operational and financial opportunities, positioning the Company to maximize the benefits of its more predictable, long-lived production in the D-J Basin, while providing meaningful exposure to potential exploitation and exploration projects in the Mid-Continent and Gulf Coast, which exhibit higher return potential. HSR has an inventory of growth opportunities that includes in excess of 2,000 infill, development and exploratory drilling locations and over 1.1 million gross undeveloped acres.

     The Company has achieved substantial growth in reserves, production, revenues and operating cash flow over the past five years. HSR has increased reserves from 20.8 MMBoe as of December 31, 1990, to 142.0 MMBoe as of December 31, 1996. HSR also increased production from 0.9 MMBoe for the year ended December 31, 1991, to 7.6 MMBoe for the year ended December 31, 1996. Oil and natural gas revenues and operating cash flow (defined as net income before depreciation, depletion and amortization and deferred income taxes) also have grown significantly over this period, increasing from $12.8 million and $5.4 million, respectively, for the year ended December 31, 1991, to $107.3 million and $56.5 million, respectively, for the year ended December 31, 1996.

     At December 31, 1996, the Company's reserves had an estimated pre-tax present value (discounted at 10%) of $1,131 million. Natural gas constituted approximately 76% of the Company's reserves and approximately 76% of the Company's reserves were classified as proved developed. At December 31, 1996, the Company operated approximately 74% of its 3,562 wells. Management believes that its ability to control the operation of its wells and to minimize overhead expenses has contributed to the Company achieving one of the lowest cost structures in the industry.

     The Company's principal executive office is located at One Maritime Plaza, 15th Floor, San Francisco, California 94111 and its telephone number at such address is (415) 433-5795.

                                  RISK FACTORS

     Prospective purchasers of the Shares should consider carefully the specific factors set forth below, as well as the other information set forth elsewhere or incorporated by reference in this Prospectus, in connection with their investment in the Company.

VOLATILITY OF OIL AND NATURAL GAS PRICES; MARKETABILITY OF PRODUCTION

     The Company's revenues, profitability and future rate of growth are substantially dependent upon prevailing prices for its oil and natural gas. Hydrocarbon prices can be extremely volatile and in recent years have been depressed at times by warm weather, weak demand and excess total domestic and imported supplies. Oil and natural gas prices have risen recently, but there can be no assurance that such price levels will be sustained. Prices are also affected by actions of state and local agencies, the United States and foreign governments and international cartels. These external factors and the volatile nature of the energy markets make it difficult to estimate accurately future prices of oil and natural gas. Prices for D-J Basin natural gas, which represents a significant portion of the Company's overall production, were depressed until recently and have at times been more volatile than the prices prevailing in the broader United States natural gas market. Although from time to time the Company hedges a portion of its oil and natural gas production to provide some protection from price declines, any substantial or extended decline in the price of oil or natural gas would have a material adverse effect on the Company's financial condition and results of operations. The marketability of the Company's production depends upon the availability and capacity of refineries, natural gas gathering systems, pipelines and processing facilities. Federal and state regulation of oil and natural gas production and transportation, general economic conditions and changes in supply and demand all could adversely affect the Company's ability to produce and market its oil and natural gas. If market factors were to change dramatically, the financial impact on the Company could be substantial. The availability of markets and the volatility of product prices are beyond the control of the Company and thus represent a significant risk. See "-- Governmental and Environmental Regulation" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference in this Prospectus.

EFFECTS OF LEVERAGE; EXISTING INDEBTEDNESS

     As of March 31, 1997, the Company's total long-term debt was approximately $363.6 million. The Company's leverage has important consequences to the Company's stockholders, including the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired; (ii) a portion of the Company's cash flow from operations must be dedicated to the payment of the principal of and interest on its existing indebtedness; (iii) certain of the Company's borrowings, principally those under the Company's revolving credit facility, are at variable rates of interest, which may make the Company vulnerable to increases in interest rates; and (iv) the terms of certain of the Company's indebtedness permit its creditors to accelerate payments upon certain events of default or a change of control of the Company. As of March 31, 1997, excluding the effect of interest rate hedging arrangements covering $80 million in principal amount of indebtedness, 38.4% of the aggregate borrowings of the Company were floating rate obligations and 61.6% of the Company's borrowings were fixed rate obligations, with an overall range of interest rates from 6 1/2% to 9 7/8% per annum. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" incorporated by reference in this Prospectus.

     The Company's revolving credit facility, and the indentures under which the Company's 9 1/4% Senior Subordinated Notes due 2006 (the "9 1/4% Notes") and
9 7/8% Senior Subordinated Notes due 2003 (the "9 7/8% Notes") were issued (the "Indentures"), impose financial and other restrictions on the Company and its subsidiaries, including limitations on the incurrence of additional indebtedness and limitations on the sale of assets. The Company's revolving credit facility also requires the Company to (i) make periodic payments of interest, (ii) make principal payments from the proceeds of certain asset sales and in the event the Company's outstanding debt exceeds the Borrowing Base (as defined therein),
(iii) maintain certain financial ratios, including interest coverage and leverage ratios and (iv) maintain a minimum level of consolidated cash flow. There can be no assurance that these requirements or other material requirements of the Company's revolving credit facility will be met in the future. If they are not, the lenders under such facility would be entitled to declare the indebtedness thereunder immediately due and payable. Additionally, in the event of such an acceleration of indebtedness by the lenders under the Company's revolving credit facility, a default would be deemed to occur under the terms of the 9 1/4% Notes and the 9 7/8% Notes. In addition, the Indentures contain certain restrictive covenants that may limit the ability of the Company to engage in certain transactions.

     Based upon the current and anticipated level of operations, the Company believes that its cash flow from operations, together with the proceeds available under the Company's revolving credit facility and its other sources of liquidity, will be adequate to meet its anticipated requirements in the foreseeable future for working capital, capital expenditures, interest payments and scheduled principal payments. There can be no assurance, however, that the Company's business will continue to generate cash flow at or above current levels. If the Company is unable to generate sufficient cash flow from operations to service its debt, it may be required to refinance all or a portion of its existing debt (provided the necessary consents are obtained), or to obtain additional financing. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained. The Company's ability to meet its debt service obligations and reduce total indebtedness will be dependent not only upon its future drilling and production performance, but also on oil and natural gas prices, general economic conditions and financial, business and other factors affecting the Company's operations, many of which are beyond the Company's control. The Company's strategy and historical focus has been, and is expected to continue to be, the development, acquisition, exploitation, exploration, production and marketing of oil and natural gas. Each of these activities requires substantial capital. The Company intends to finance such capital expenditures in the future through cash flow from operations, the incurrence of additional indebtedness and/or the issuance of additional equity securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" incorporated by reference in this Prospectus.

ESTIMATION OF RESERVES

     There are numerous uncertainties in estimating quantities of proved reserves, future rates of production and the timing and success of development expenditures, including many factors beyond the control of the Company. Thus, the reserve data incorporated by reference in this Prospectus are calculated estimates only. Although the Company believes all of its reserve estimates to be reasonable, reserve estimates are only estimates and should be expected to change as additional information becomes available. Furthermore, estimates of oil and natural gas reserves, of necessity, are projections based on engineering and production data, and the interpretation thereof, the projection of future rates of production and the timing and success of development expenditures.

     Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be exactly measured, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Accordingly, estimates of the economically recoverable quantities of oil and natural gas attributable to any particular property or group of properties, classifications of such reserves based on risk of recovery and estimates of the future net cash flows expected therefrom, which are prepared by different engineers or by the same engineers at different times, may vary substantially. Moreover, there can be no assurance that the reserves set forth herein will ultimately be produced or that the proved undeveloped reserves will be developed within the periods anticipated. Variances from the estimates contained herein could be material. In addition, the estimates of future net revenues from proved reserves of the Company and the present value thereof are based upon certain assumptions about production levels, prices and costs, which may be inaccurately estimated. With respect to such estimates, the Company emphasizes that the discounted future net cash flows should not be construed as representative of the fair market value of the proved oil and natural gas properties belonging to the Company, as discounted future net cash flows are based upon projected cash flows that do not provide for changes in oil and natural gas prices or for changes in expenses and capital costs. The accuracy of such estimates is highly dependent upon the accuracy of the assumptions upon which they were based. Actual results may differ materially from the results estimated. Prospective purchasers of the Shares are cautioned not to place undue reliance on the reserve data and resulting cash flow estimates incorporated by reference in this Prospectus.

     The Company accounts for its oil and natural gas producing activities under the full cost method. This method imposes certain limitations on the carrying
(book) value of proved oil and natural gas properties and requires a writedown of such assets for accounting purposes if such limits are exceeded. The risk that the Company will be required to write down the carrying value of its oil and natural gas properties increases as oil and natural gas prices decline or remain depressed. If a writedown is required, it would result in a non-cash charge to earnings. In the past, the Company has not been required to write down its oil and natural gas properties. However, no assurance can be given that the Company will not be required to make such a writedown in the future.

REPLACEMENT OF RESERVES

     HSR's future performance depends in part upon its ability to acquire, find and develop additional oil and natural gas reserves that are economically recoverable. Without successful acquisition, exploration or development activities, HSR's reserves will decline. No assurance can be given that HSR will be able to acquire or find and develop additional reserves on an economic basis.

     HSR's business is capital intensive and, to maintain its asset base of proved oil and natural gas reserves, a significant amount of cash flow from operations must be reinvested in property acquisitions, development or exploration activities. To the extent cash flow from operations is reduced and external sources of capital become limited or unavailable, HSR's ability to make the necessary capital investments to maintain or expand its asset base would be impaired. Without such investment, HSR's oil and natural gas reserves would decline.

     HSR's strategy will include continued exploitation and exploration of its existing properties and may include opportunistic acquisitions of other oil and natural gas properties. The successful acquisition of producing properties requires an assessment of recoverable reserves, future oil and natural gas prices and operating costs, potential environmental and other liabilities and other factors. Such assessments are necessarily inexact and their accuracy inherently uncertain. There can be no assurance that HSR's acquisition activities and exploration and development projects will result in increases in reserves. HSR's operations may be curtailed, delayed or canceled as a result of a lack of adequate capital and other factors, such as title problems, weather, compliance with governmental regulations or price controls, mechanical difficulties or shortages or delays in the delivery of equipment. Furthermore, while HSR's revenues may increase if prevailing natural gas and oil prices increase significantly, HSR's finding costs for additional reserves could also increase. In addition, the costs of exploration and development may materially exceed initial estimates.

RISKS OF HEDGING AND TRADING TRANSACTIONS

     In order to manage its exposure to price risks in the marketing of its oil and natural gas and in connection with its trading activities, HSR has in the past entered and may in the future enter into oil and natural gas futures contracts on the New York Mercantile Exchange ("NYMEX"), fixed price delivery contracts and financial swaps. Those transactions that are intended to reduce the effects of volatility of the price of oil and natural gas may limit potential gains by HSR if oil and natural gas prices were to rise substantially over the price established by the hedge. In addition, HSR's hedging and trading may expose HSR to the risk of financial loss in certain circumstances, including instances in which (i) production is less than expected, (ii) there is a widening of price differentials between delivery points for HSR's production and Henry Hub (in the case of NYMEX futures contracts) or delivery points required by fixed price delivery contracts to the extent they differ from those of HSR's production, (iii) HSR's customers or the counterparties to its futures contracts fail to purchase or deliver the contracted quantities of oil or natural gas or honor their financial commitments or (iv) a sudden, unexpected event materially affects oil or natural gas prices. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" incorporated by reference in this Prospectus.

GOVERNMENTAL AND ENVIRONMENTAL REGULATION

     The Company's operations are subject to various Federal, state and local governmental laws and regulations, which may be changed from time to time in response to economic or political factors. Matters subject to regulation include, but are not limited to, drilling and operations permits and approvals, performance bonds, reports concerning operations, discharge and other permitting requirements, the spacing of wells, unitization and pooling of properties and taxation.

     The Company's operations are subject to complex and constantly changing environmental laws and regulations adopted by Federal, state and local governmental authorities. Compliance with such laws has not had a material adverse effect upon the Company to date. Nevertheless, the discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to significant liabilities of the Company to the government and/or third parties, and may require the Company to incur substantial costs for remediation. Moreover, the Company has agreed to indemnify certain sellers of producing properties from whom the Company has acquired properties against certain liabilities for environmental claims associated with the properties purchased by the Company. No assurance can be given that existing environmental laws or regulations, as currently interpreted or as may be in the future, or future laws or regulations will not materially adversely affect the Company's results of operations and financial condition or that material indemnity claims will not arise against the Company with respect to properties acquired by the Company.

     Recently there has been an increased level of regulation of oil and natural gas activities in Colorado. For example, the Colorado Oil and Gas Conservation Commission adopted, and is considering the adoption of additional, stricter regulation of matters such as soil conservation, land reclamation, fluid disposal and bonding of oil and natural gas companies. Additionally, various cities and counties are currently reviewing their ordinances to determine the level of regulatory authority, if any, they should assert over such matters. At present, it cannot be determined to what degree stricter regulations, if adopted, would adversely affect the Company's operations.

OPERATING HAZARDS; UNINSURED RISKS

     The Company's operations are subject to hazards and risks inherent in drilling for and production and transportation of oil and natural gas, such as fires, natural disasters, explosions, encountering formations with abnormal pressures, blowouts, cratering, pipeline failures and spills, any of which can result in loss of hydrocarbons, environmental pollution, personal injury claims and other damage or impacts to properties of the Company and others, including suspension of operations. The business is also subject to environmental hazards such as oil spills, natural gas leaks, ruptures and discharges of toxic natural gases, which could expose the Company to substantial liability due to pollution and other environmental damage. The Company's insurance coverages include, but are not limited to, comprehensive general liability, automobile, personal injury, bodily injury and property damage, pollution liability, physical damage on certain assets, workers' compensation and control of well insurance. The Company believes that its insurance is adequate and customary for companies of a similar size engaged in operations similar to those of the Company, but losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage.

COMPETITION

     The oil and natural gas industry is highly competitive. The Company competes in the areas of property acquisitions and the development, production and marketing of oil and natural gas with major oil companies, other independent oil and natural gas concerns and individual producers and operators. The Company also competes with major and independent oil and natural gas concerns in recruiting and retaining qualified employees. Many of these competitors have substantially greater financial and other resources than the Company.

                                USE OF PROCEEDS

     The Company will not receive any of the net proceeds from the sale of the Shares, and all of such proceeds will be received by the Selling Stockholder.

                              SELLING STOCKHOLDER

     The following table sets forth certain information regarding the beneficial ownership of Common Stock as of June 20, 1997 by the Selling Stockholder, the number of shares being offered by the Selling Stockholder and the number and percentage of the outstanding shares to be owned by the Selling Stockholder after this offering, assuming all of the Shares are sold.

                                                             NUMBER OF SHARES
                                  SHARES OF COMMON STOCK      OFFERED HEREBY      SHARES OF COMMON STOCK
                                    BENEFICIALLY OWNED       FOR STOCKHOLDER'S      BENEFICIALLY OWNED
                                     PRIOR TO OFFERING            ACCOUNT           AFTER THE OFFERING
                                  -----------------------    -----------------    -----------------------
   NAME OF BENEFICIAL OWNER        NUMBER      PERCENTAGE                          NUMBER     PERCENTAGE
   ------------------------       ---------    ----------                         --------    -----------
Natural Gas Partners, L.P......   3,611,987(1)   19.64           2,864,225         747,762        4.36

---------------

(1) Includes 740,262 shares subject to issuance within 60 days after June 20, 1997, upon the exercise of warrants and 7,500 shares subject to issuance upon the exercise of options granted under the 1993 Directors' Plan to Kenneth A. Hersh and subsequently assigned by him to the Selling Stockholders.

     Kenneth A. Hersh is a member of the board of directors of the Company and a managing partner of the Selling Stockholder. The Selling Stockholder previously acted as a subordinated lender to the Company. In consideration of such financing, the Selling Stockholder acquired, and currently holds, two warrants to purchase an aggregate of 740,262 shares of Common Stock at an exercise price of from $6.67 to $10.00 per share. The warrants expire January 31, 2001.

     On February 25, 1996, the Company entered into a merger agreement (the "Merger Agreement") with Tide West Oil Company ("Tide West"). Pursuant to the Merger Agreement, Tide West was merged into a wholly-owned subsidiary of the Company. Pursuant to the Merger Agreement, the Merger was consummated in June 1996 following special shareholder meetings of the shareholders of the Company and Tide West. The Selling Stockholder was Tide West's largest stockholder, owning approximately 4,550,000 shares, or 46.49%, of the outstanding common stock of Tide West. Three representatives of the Selling Stockholder were members of Tide West's board of directors at the time of the Merger. The Company and the Selling Stockholder entered into a voting agreement whereby the Selling Stockholder agreed to vote its shares in Tide West in favor of approval of the Merger Agreement. In consideration of this agreement, the Company agreed to take such action as is required to appoint a designee of the Selling Stockholder to the Company's board of directors following consummation of the Merger. Mr. Hersh, already then a member of the Company's board, was not considered to be the Selling Stockholder designee. Following the consummation of the Merger, the Company's board took appropriate action to increase the number of authorized directors to six, and appointed Mr. Philip B. Smith, a former director, president and chief executive officer of Tide West, as the nominee of the Selling Stockholder to the vacancy so created. Pursuant to an agreement entered into between the Selling Stockholder and Tide West in 1995, the Selling Stockholder received a fee in 1996 for financial services in the amount of $150,000 upon consummation of the Merger. Currently, both Mr. Hersh and Mr. Smith are directors of HSR.

     Pursuant to a Registration Rights Agreement between the Company and the Selling Stockholder dated June 17, 1996, which was entered into in connection with the Merger, the Company agreed to cause the Registration Statement, of which this Prospectus is a part, to be kept continuously effective for a period ending not less than three years from the date of the Registration Rights Agreement and thereafter until such time as the amount of Registrable Securities (as defined therein) held by the Selling Stockholder, together with the Selling Stockholder's affiliates, represents less than 10 percent of the then outstanding Common Stock.

                              PLAN OF DISTRIBUTION

     The Shares may be sold from time to time to purchasers directly by the Selling Stockholder. Alternatively, the Selling Stockholder may from time to time offer the Shares through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholder and/or the purchasers of the Shares for whom they may act as agent. The Selling Stockholder and any underwriters, dealers or agents that participate in the distribution of the Shares may be deemed to be underwriters and any profit on the sale of the Shares by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. At the time a particular offer of shares is made, to the extent required, a Prospectus Supplement will be distributed that will set forth the specific shares to be sold and the terms of the offering, including the name or names of any underwriters or dealer-agents, any discounts, commissions and other items constituting compensation from the Selling Stockholder and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

     The Shares may be sold from time to time in one or more transactions at a fixed offering price that may be changed or at varying prices determined at the time of sale or negotiated prices.

     The Company has paid substantially all of the expenses incident to the offering of the Shares, other than commissions and discounts of underwriters, dealers or agents and the fees and expenses of counsel to the Selling Stockholder.

                             VALIDITY OF SECURITIES

     The validity of the Shares has been passed upon by Davis, Graham & Stubbs LLP Denver, Colorado.

                                    EXPERTS

     The Consolidated Financial Statements of the Company included in its Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated by reference in this Prospectus, to the extent and for the periods indicated in their report, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report dated February 24, 1997, with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

     Estimates of historical oil and natural gas reserves of the Company as of December 31, 1994 and 1995 incorporated by reference herein are based upon engineering studies prepared by the Company and reviewed by the independent petroleum engineering firms of Williamson Petroleum Consultants, Inc. and Netherland, Sewell & Associates, Inc. Estimates of historical oil and natural gas reserves of the Company as of December 31, 1996 incorporated by reference herein are based upon engineering studies prepared by the Company. In the aggregate, 78.4% of the Company's total reserves as of December 31, 1996 were reviewed by the two engineering firms. Such estimates are incorporated by reference herein in reliance upon the authority of such firms as experts in such matters.

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     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR THE UNDERWRITERS. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE ACCOMPANYING PROSPECTUS CONSTITUTES AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH THEY RELATE OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                          ---------------------------

                               TABLE OF CONTENTS

                                             PAGE
                                             ----
PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary..............   S-3
Summary Financial Data.....................   S-5
Summary Operating and Reserve Data.........   S-6
Use of Proceeds............................   S-7
Capitalization.............................   S-7
Price Range of Common Stock and Dividend
  Policy...................................   S-8
Business and Properties....................   S-9
Selling Stockholder........................  S-15
Underwriting...............................  S-16
Legal Matters..............................  S-17
PROSPECTUS
Available Information......................     2
Incorporation of Certain Documents by
  Reference................................     3
The Company................................     5
Risk Factors...............................     6
Use of Proceeds............................     9
Selling Stockholder........................    10
Plan of Distribution.......................    11
Validity of Securities.....................    11
Experts....................................    11

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                               1,864,225  Shares

                               HS RESOURCES, INC.

                                  Common Stock
                          ---------------------------

                             PROSPECTUS SUPPLEMENT

                                October   , 1997
                          ---------------------------

                                LEHMAN BROTHERS

                              MERRILL LYNCH & CO.

                              PETRIE PARKMAN & CO.

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